EX-FILING FEES

Calculation of Filing Fee Tables

Schedule TO
(Form Type)

ADVANTAGE ADVISERS XANTHUS FUND, L.L.C.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$521,400,000	(1)	0.01102%	$57,458.28	(2)
Fees Previously Paid
Total Transaction Valuation	$521,400,000	(1)
Total Fees Due for Filing				$57,458.28	(2)
Total Fees Previously Paid				-
Total Fee Offsets				-
Net Fee Due				$57,458.28

(1) Calculated as the aggregate maximum purchase price for Interests.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2023, equals $110.20 per million dollars of the value of the transaction.